Antelope Enterprise Holdings Ltd

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

August 17, 2023

VIA EDGAR

Kyle Wiley/Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antelope Enterprise Holdings Ltd
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-34944

Dear Kyle Wiley and Andrew

Antelope Enterprise Holdings Ltd. (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on July 20, 2023 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) and addressed to Weilai Zhang (the “Staff’s Letter”).

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 82

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

RESPONSE: In response to the Staff’s comment, we respectfully advise that we will further revise our disclosure under Item 16I of Form 20-F as follows:

During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a HFCAA determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report, as amended.

As of the date of this Form 20-F/A, to our best knowledge, (i) no governmental entities in the British Virgin Islands or in China own any ordinary shares of our company, (ii) governmental entities in China do not have a controlling financial interest in our company, (iii) none of the members of our board of directors or our subsidiaries is an official of the Chinese Communist Party, and (iv) our memorandum and articles of association, as amended, does not contain any charter of the Chinese Communist Party, including the text of any such charter.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to this Form 20-F/A.

The Supplemental Submission is attached hereto as Exhibit A.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please don’t hesitate to contact us.

Sincerely,

Antelope Enterprise Holdings Ltd

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer

cc:

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Antelope Enterprise Holdings Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Mr. Weilai Zhang, the Chief Executive Officer and the Chairman of the Company, beneficially owned (determined in accordance with the SEC rules) 461,739 Class A ordinary shares and 977,755 Class B ordinary shares, representing 48.70% of the Company’s aggregate voting power as of August 10, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of May 30, 2023, other than Mr. Gordon Hu, who beneficially owned 26.38% of the Company’s outstanding Class A ordinary shares, representing 13.82% of the Company’s aggregate voting power as of August 10, 2023. The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 regarding the beneficial ownership of Gordon Hu: “The business address for Invine Indeed LLC, Multiplying Hundreds LLC, Mustard Seeding LLC, The Beatitudes In All LLC, Zion Rock LLC is 7901 4th St N Ste 300, St Petersburg, FL 33702. These five entities are under common control of one beneficial owner, Mr. Gordon Hu.”

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Weilai Zhang, Edmund Hen, Ishak Han, Chungen Song, Dian Zhang, Huashu Yuan, Tingting Zhang, and Qiguo Wang and none of such persons are a representative of any government entity in the People’s Republic of China.

Based on the above, the Company is not owned or controlled by a government entity in China.

Dated: August 17, 2023

Antelope Enterprise Holdings Ltd.

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer